SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                               19 November 2007


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1. Transaction in Own Shares announcement made on 06 November 2007
             2. Directorate Change announcement made on 09 November 2007
             3. Transaction in Own Shares announcement made on 09 November 2007
             4. Transaction in Own Shares announcement made on 09 November 2007
             5. Director/PDMR Shareholding announcement made on 12 November 2007
             6. Publication of Prospectus announcement made on 12 November 2007
             7. Transaction in Own Shares announcement made on 12 November 2007
             8. Transaction in Own Shares announcement made on 13 November 2007
             9. Transaction in Own Shares announcement made on 13 November 2007
            10. BT and Swisscom announcement made on 13 November 2007
            11. Transaction in Own Shares announcement made on 14 November 2007
            12. Director/PDMR Shareholding announcement made on 15 November 2007
            13. Transaction in Own Shares announcement made on 15 November 2007
            14. Transaction in Own Shares announcement made on 16 November 2007


Exhibit No. 1

Tuesday 6 November 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred in connection with its employee share plans 272,055 ordinary shares at a minimum price of 146 pence per share and a maximum price of 294 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 568,030,827 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,072,624,025.

The above figure (8,072,624,025) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =




Exhibit No. 2

DC07-555                                                       9th November 2007


                           BT ANNOUNCES BOARD CHANGES


BT today announced that Baroness Jay and John Nelson will be retiring as non-executive directors. This will be with effect from 13 January 2008, when both will have served two terms of three years.

Sir Mike Rake, Chairman of BT, said: 'I would like to thank Margaret and John for their very significant contribution over the past six years to the development of BT's strategy. They have both played a major role in BT's transformation since they joined the Board in January 2002. We will be making an announcement about their successors in due course."


Notes for Editors:

1. In line with best practice, BT regularly reviews the composition of the Board, notably - in relation to non-executive directors - at the six year point.

2. Margaret Jay will continue as an independent member of BT's Community Support Committee.


Baroness (Margaret) Jay was appointed to BT's Board on 14th January 2002. She was formerly Lord Privy Seal, Leader of the House of Lords and Minister for Women. Before that she was Minister of State at the Department of Health.

Baroness Jay has held non-executive positions with Scottish Power, Carlton Television and LBC. She has been a member of the Central Research and Development Committee for the NHS, was a founding director of the National AIDS Trust and a governor of South Bank University. She is currently chairman of the Overseas Development Institute, a non-executive director of Independent News & Media and a member of its International Advisory Board.


John Nelson was appointed to BT's Board on the 14th January 2002. A chartered accountant, he retired as chairman of Credit Suisse First Boston Europe (CSFB) on 31st January 2002. He was a member of the executive board and chairman of the European executive committee of CSFB. Prior to joining CSFB in January 1999, John spent 13 years with Lazard Brothers where he was appointed vice chairman in 1990. He has also been chairman of Lazard S.p.A. in Italy and managing director of Lazard Freres in New York.


John was a non-executive director of Woolwich until it was taken over by Barclays Bank in 2000. He is chairman of Hammerson, senior independent director at Kingfisher, senior advisor to Charterhouse Capital Partners and a non-executive director of the English National Opera.


For further information

Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.btplc.com/News


About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services; local, national and international telecommunications services; higher-value broadband and internet products and services and converged fixed/ mobile products and services. BT consists principally of four lines of business:
BT Global Services, Openreach, BT Retail and BT Wholesale.


In the year ended 31 March 2007, BT Group plc's revenue was GBP20,223 million with profit before taxation of GBP2,484 million.


British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.


For more information, visit www.bt.com/aboutbt





Exhibit No 3

Friday 9 November 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred in connection with its employee share plans 91,022 ordinary shares at a market price of 296.1193 pence per share. The transferred shares were all formerly held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 568,939,805 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,072,705,047.


The above figure (8,072,715,047) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

                                    = ends =




Exhibit No. 4

Friday 9 November 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 7,000,000 ordinary shares at a price of 292.8172 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 574,939,805 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,065,715,047.


The above figure (8,065,715,047) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

                                    = ends =





Exhibit No. 5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


--------------------------------------------------------------------------------


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

IAN LIVINGSTON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

ILFORD TRUSTEES (JERSEY) LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

VESTING OF AN AWARD UNDER THE BT GROUP RETENTION SHARE PLAN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ILFORD TRUSTEES (JERSEY) LIMITED

8 State the nature of the transaction

VESTING OF AN AWARD UNDER THE BT GROUP RETENTION SHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

SHARES VESTING UNDER THE RETENTION SHARE PLAN - 289746

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

SHARES SOLD ON RSP VESTING - 119035

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

RSP vesting and sale price: GBP2.961193

14. Date and place of transaction

9 NOVEMBER 2007 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

IAN LIVINGSTON

PERSONAL HOLDING: SHARES - 528,458

BT GROUP DEFERRED BONUS PLAN: SHARES - 317,913

BT GROUP INCENTIVE SHARE PLAN: SHARES - 842,781

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 676,692 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTIONS OVER 6,250 SHARES.


16. Date issuer informed of transactions

09 NOVEMBER 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

N/A


24. Name of contact and telephone number for queries

WILL STRINGER 020 77 77 6514

Name and signature of duly authorised officer of issuer responsible for making notification

WILL STRINGER

Date of notification

12 NOVEMBER 2007

END





Exhibit No. 6


                              RNS PUBLICATION FORM


Publication of Supplementary Prospectus


The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus dated 12 November 2007 (the "Supplementary Prospectus") relating to the US$10,000,000,000 Euro Medium Term Note Programme of British Telecommunications public limited company (the "Issuer").

To view the Supplementary Prospectus, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5019h_-2007-11-12.pdf

The full documents are also available for viewing at the Document Viewing Facility of the UK Listing Authority at 25 The North Colonnade, Canary Wharf, London E14 5HS.


For further information, please contact

BT Investor Relations
Tel: +44 20 7356 4909
E-mail: investorrelations@bt.com


DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.







Exhibit No. 7

Monday 12 November 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 3,000,000 ordinary shares at a price of 289.8348 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 577,939,805 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,062,715,047.


The above figure (8,062,715,047) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

                                    = ends =





Exhibit No. 8

Tuesday 13 November 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred in connection with its employee share plans 166,308 ordinary shares at a minimum price of 146 pence per share and a maximum price of 227 pence per share. The transferred shares were all formerly held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 577,773,497 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,062,881,355.


The above figure (8,062,881,355) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =




Exhibit No. 9

Tuesday 13 November 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,822,871 ordinary shares at a price of 286.26 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 580,596,368 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,060,058,484.

The above figure (8,060,058,484) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =



Exhibit No.10

DC07-560                                                       November 14, 2007


                   BT and Swisscom redefine their partnership


Swisscom and BT are set to redefine their partnership to better respond to the future needs of their customers. Those who stand to benefit most from the move are companies in Switzerland requiring global ICT solutions and services. Swisscom customers will in future be offered services from the global BT portfolio.

Customers will benefit from a wider range of ICT solutions: as a provider with roots in Switzerland and strong customer loyalty, Swisscom will ensure national service provision and thanks to the partnership, will also offer customers innovative international services from BT, a leading global provider. The partners will link up their IP networks to further optimise services to the benefit of Swiss companies with international needs. The partners also intend to continue their collaboration in the area of global key account customers.

Adrian Schlund, CEO of BT Switzerland, says: "Many of the most dynamic multinational corporations are based in Switzerland. These companies rely increasingly on an integrated global ICT infrastructure for their business operations. BT and Swisscom complement each other very well, enabling both companies to meet this demand. Our agreement is in the interest of all customers and ensures optimum service provision. In particular, it ensures that existing customers of Infonet Switzerland Ltd can enjoy service continuity and the provision of innovative services in future."

Urs Schaeppi, CEO of Swisscom Solutions, comments: "Everyone wins in this situation. Swisscom benefits from the worldwide high-speed data networks and the excellent international standing of its partner BT, while BT gains from the reputation and strong customer relations of Swisscom in the national market.. But the main beneficiaries of this partnership will be all of our customers with global communication requirements."

To achieve this, BT will acquire substantially all the assets, contracts, and employees from Infonet Switzerland Ltd. In a related transaction, BT's existing 10% shareholding in Infonet Switzerland Ltd will be acquired by Swisscom, following which, Infonet Switzerland Ltd, the existing joint venture between the two partners, will be effectively wound up. Completion of the agreement will take place end of November. BT is expected to pay approximately CHF 6.6m in cash for the operations acquired from Infonet Switzerland Ltd. Swisscom is expected to purchase BT's stake in Infonet Switzerland for cash consideration of approximately CHF 0.5m.




About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services; local, national and international telecommunications services; higher-value broadband and internet products and services and converged fixed/ mobile products and services. BT consists principally of four lines of business:
BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2007, BT Group plc's revenue was GBP20,223 million with profit before taxation of GBP2,484 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.bt.com/aboutbt


About Swisscom

With revenue of CHF 8,1 billion in the first three quarters of 2007 and a workforce of 19 658 full-time employees, the Swisscom Group is Switzerland's leading telecoms company. Swisscom has a presence throughout Switzerland and offers a full range of products and services for mobile, landline and IP-based voice and data communication. Swisscom is active in one of the most attractive broadband markets in Europe via the Italian provider Fastweb. Swisscom also offers services for IT infrastructure outsourcing as well as the management of communications infrastructures.


 Inquiries may also be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre


Alternatively, journalists outside the UK may call BT Global Services PR on +420 603 483 576


Exhibit No.11

Wednesday 14 November 2007


                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,177,129 ordinary shares at a price of 289.16 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 582,773,497 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,057,881,355.

The above figure (8,057,881,355) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =



Exhibit No.12

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

SALLY DAVIS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

HALIFAX CORPORATE TRUSTEES LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

MONTHLY PURCHASE OF SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HALIFAX CORPORATE TRUSTEES LIMITED

8 State the nature of the transaction

MONTHLY PURCHASE OF SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

SALLY DAVIS

BT GROUP EMPLOYEE SHARE INVESTMENT PLAN - 41 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

290.75 pence

14. Date and place of transaction

14 NOVEMBER 2007 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

SALLY DAVIS

PERSONAL HOLDING: 81,016 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 142,299 SHARES

BT GROUP INCENTIVE SHARE PLAN: 265,523 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 443,983 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTIONS OVER 11,198 SHARES.


16. Date issuer informed of transaction

15 NOVEMBER 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

N/A ........................

24. Name of contact and telephone number for queries

Graeme Wheatley - 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

15 NOVEMBER 2007

END






Exhibit No.13

Thursday 15 November 2007

                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,000,000 ordinary shares at a price of 285.51 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 584,773,497 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,055,881,355.

The above figure (8,055,881,355) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =



Exhibit No. 14

Friday 16 November 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,500,000 ordinary shares at a price of 284.11 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 587,273,497 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,053,381,355.

The above figure (8,053,381,355) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 19 November 2007